SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of May 2011

List of Exhibits:

1. Press Release entitled “Case Announces Intent To Transition Operations Of D3 Equipment To Case Construction Equipment”

2. Press Release entitled “New Holland Delivers Fleet of 125 Tractors to Ghana’s Ministry of Food and Agriculture”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 13, 2011

For Immediate Release

Contact:
Paula Inda	Jane Cooper
262/636-0447	630/377-2555
paula.inda@cnh.com	jcooper@cooperhong.com

CASE ANNOUNCES INTENT TO TRANSITION OPERATIONS OF D3 EQUIPMENT

TO CASE CONSTRUCTION EQUIPMENT

RACINE, Wis. (May 10, 2011) — Case Construction Equipment announced today its plans to transition D3 Equipment’s operations in Southern California over to Case Power & Equipment stores.

D3 Equipment sells, rents and services Case construction and industrial equipment through three locations in El Cajon, Fontana, and Santa Fe Springs.

James Hasler, North American Leader, Case Construction Equipment, said, “We feel this is an important opportunity to grow the business that D3 Equipment developed. We are pleased with its management and success to date, and we recognize the industry is currently suffering from the lingering economic issues in the area. However, this is an important geographic region and we fully intend to continue supporting our customers, many whom rely upon Case for their equipment, finance, parts and service support to keep their businesses competitive.”

Case Construction Equipment will work closely with D3 Equipment to provide seamless equipment sales and product support to its valued customers. Case expects to finalize the transition within the next 60 days.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders, telescopic handlers and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V. (NYSE:CNH), a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

# # #

New Holland Delivers Fleet of 125 Tractors to

Ghana’s Ministry of Food and Agriculture

Ghana’s Ministry of Food and Agriculture takes delivery of a fleet of 125 New Holland tractors as part of a national program to support the development of small farm agriculture.

LUGANO, Switzerland (May 13, 2011) – New Holland Agriculture delivers this week 125 New Holland TD80 straddle mount tractors at a ceremony to be held at the premises of the Agricultural Engineering Services Directory of Ghana’s Ministry of Food and Agriculture (MOFA). Sirius Corporation, a world leading trading company, was tasked by the Government of Japan with sourcing the equipment for this donation as part of an international aid project. CFAO Equipment, New Holland’s official distributor in Ghana, will provide technical and service support for these units.

The TD80 tractors, built at New Holland’s Turkish plant in Ankara, are destined to support the development of small farming agriculture as part of MOFA’s mission to promote sustainable agriculture through research and technology development as well as other essential support services to farmers. This includes the creation of District Mechanization Centers and supply of machinery and implements to support the introduction of mechanized agriculture into the Country’s farming practices.

Diego H. de la Calle, New Holland Agriculture’s Africa Business Director, is very satisfied with the positive outcome of this international tender: “Today’s ceremony is testimony to New Holland’s focus on meeting the specific requirements of African markets, and in particular agricultural development and mechanization. We have a highly skilled and experienced team able to address these needs, the right range of products for these markets – simple, reliable and sturdy machines at affordable prices – and the infrastructure to provide the necessary after sales support, including parts availability and the provision of training.”

The 80 hp New Holland TD80 straddle mounted tractors are a case in point: built with heavy-duty components, they are engineered to be a powerful and faithful working partner with a long operating life and high uptime in the toughest conditions. Powered by the well known water-cooled, 4-cylinder agricultural 8000 series engine, the TD80 is highly fuel-efficient. The mechanical PTO clutch is sturdy and reliable and an independent PTO driveline ensures an efficient transfer of power for maximum efficiency. The patented and proven Lift-O-MaticTM system guarantees the accurate positioning of the implement and optimum draft control of soil engaging tools. These are powerful workhorses that stand out for their reliability and ease of maintenance, ideal for Ghana’s farmers.

CFAO Equipment, in addition to supporting the units, will deliver technical and operator training to ensure that the farmers who will receive these TD80 tractors can make the most of their equipment, fulfilling the objectives of MOFA’s development program. Mr Eric Potin, General Manager Equipment, CFAO Ghana Limited, commented: “We are honored that New Holland was chosen for such an important project. We are confident that with the supply of the TD80 tractors and through the training and after-sales support we will provide, we will be able to make an important contribution to the mechanization of Ghana’s agriculture and to the lives of the farmers that will benefit from this program.”

New Holland commercializes in Ghana a selection of tractors in the 35-150 hp range and combine harvesters for rice and corn from its wide product offering. CFAO Equipment supports the country’s farmers throughout the territory with its dealer network, bringing Ghanaian customers the benefits of the resources and expertise developed by New Holland Agriculture in the region.

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New Holland Agriculture - New Holland Agriculture is a global manufacturer and seller of agricultural equipment. Its reputation is built on the success of its customers, cash crop producers, livestock farmers, contractors, vineyards, or groundscare professionals, who can count on the widest offering of innovative products and services: a full line of equipment, from tractors to harvesting, material handling equipment, complemented by tailored financial services from a specialist in agriculture.

A highly professional global dealer network and New Holland’s commitment to excellence guarantee the ultimate customer experience for every customer. More information can be found online at www.newholland.com New Holland is a division of CNH Global N.V. (NYSE:CNH), a majority-owned subsidiary of Fiat Industrial S.p.A (FI.MI).

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